July 16, 2019

Brian John
Chief Executive Officer
CBD Brands, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

       Re: CBD Brands, Inc.
           Offering Statement on Form 1-A
           Filed June 21, 2019
           File No. 024-11021

Dear Mr. John:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed June 21, 2019

General, page i

1. You have checked the box indicating you meet the criteria for eligibility for the use of
      Form 1-A. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. You disclose you are a development stage company with a business plan to merge with an unidentified company. We also note from page 15 that your principal use of proceeds from the offering is to engage in acquisitions.
      Please provide us with your analysis as to why you believe you are eligible to use
      Regulation A for the proposed transaction. Please refer to Securities Act Rule 251(b)(3).
2. We note that your forum selection provision in your Subscription Agreement identifies the state and federal courts in Wilmington, Delaware as the exclusive forum for certain litigation. Under an appropriately titled risk factor please describe the exclusive forum
 Brian John
FirstName LastNameBrian John
CBD Brands, Inc.
Comapany NameCBD Brands, Inc.
July 16, 2019
July 16, 2019 Page 2
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FirstName LastName
         provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Description of Business, page 16

3. We note disclosures of your business involving beverages on page 8, fashion, apparel, beverages and block chain in your Plan of Operation section on page 18, and developing the use of CBD in the treatment of diseases such as cancer, arthritis, anxiety, insomnia, psoriasis, chronic pain on page F-6. Please revise to make the disclosures of your business consistent throughout the filing.
Signatures, page 29

4. Please revise the signature page so that all future amendments are also signed by your principal accounting officer and a majority of the members of your board of directors. To the extent someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form 1-
         A.
Financial Statements, page F-1

5. It appears your financial statements for the period ended March 31, 2019 are unaudited. If true, please label them as such.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Tracie Mariner (Staff Accountant) at (202) 551-3744 or Terence
O'Brien (Accounting Branch Chief) at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff
 Brian John
CBD Brands, Inc.
July 16, 2019
Page 3

Attorney) at (202) 551-3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameBrian John
                                                         Division of
Corporation Finance
Comapany NameCBD Brands, Inc.
                                                         Office of
Manufacturing and
July 16, 2019 Page 3                                     Construction
FirstName LastName